SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER THE EXCHANGE ACT OF 1934


                               The Players Network
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  Nevada                                     880343702
--------------------------------------------------------------------------------
         (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                 Identification No.)

4620 Polaris Avenue, Las Vegas, Nevada                         89103
--------------------------------------------------------------------------------
         (Address of principal executive offices)            (Zip Code)

Issuer's telephone number, including area code         (702) 895-8884
                                                   -----------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
          to be registered                      each class to be registered

None                                            None
--------------------------------------------    --------------------------------

--------------------------------------------    --------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE





PART I

Item 1.  Description of Business...............................................

Item 2.  Management's Discussion and Analysis of Plan of Operation.............

Item 3.  Description of Property...............................................

Item 4.  Security Ownership of Certain Beneficial Owners and Management........

Item 5.  Directors and Executive Officers, Promoters and Control Persons.......

Item 6.  Executive Compensation................................................

Item 7.  Certain Relationships and Related Transactions........................

Item 8.  Description of Securities.............................................

Part II  ......................................................................

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters........................................

Item 2.  Legal Proceedings.....................................................

Item 3.  Changes in and Disagreements with Accountants.........................

Item 4.  Recent Sales of Unregistered Securities...............................

Item 5.  Indemnification of Directors and Officers.............................

Part F/S ......................................................................

Part III ......................................................................

Item 1.  Index to Exhibits.....................................................

                                     PART I

Item 1.           Description of Business

         The Players Network (the "Company") was incorporated under the laws of the State of Nevada, on March 16, 1993. The Company owns and operates a digital 24-hour gaming and entertainment network called "PLAYERS NETWORK" which specializes in producing television programming to serve the gaming industry. The Company currently broadcasts its programming directly into the guestrooms of casino hotels through a customized private cable channel. The Company's format is designed to educate new players and promote casino games and activities. The Company's programming includes shows in basic gaming instruction, news, sports and racing, entertainment and tournaments. The Company has, until recently, primarily operated as a television and video production company and programming distributor. Over the past years the Company has expanded the placement of its programming from hotel rooms and casino floors to home computers through the world wide web.

Products and Services.
---------------------

         In addition to operating a 24-hour closed-circuit gaming entertainment television network in a limited format to guestrooms in casino hotels, the Company's programming is also accessible on casino floors through interactive kiosks.

         The Company also operates an independent working sound stage in Las Vegas Nevada where it produces videos for hire. The Company develops and markets gaming instruction and information videos for consumers. For example, the Company has produced a series of gaming instructional videos, including videos entitled "Game Watch" for International Game Technology ("IGT"). IGT distributes these videos to their casino customers to educate them on the latest slot machines and technology. The Company also rents its sound stage to other independent producers.

         In September 1999 the Company launched PlayersNetwork.com, the Company's gaming portal and e-commerce world wide web site. Currently, the Company's web site, "www.PlayersNetwork.com" (hereinafter referred to as "PlayersNetwork.com" or the "Company's Web Site") is a gaming information and e-commerce world wide web site. Presently, PlayersNetwork.com provides instruction on casino games, enables visitors to make reservations and receive discounts on airfare and hotels, educates the Company's Web Site visitors about gaming destinations and sells gaming merchandise. When fully operational, the Company anticipates that PlayersNetwork.com will include gaming instructional videos both on a streaming full motion video basis and on demand. Specifically, the Company intends that PlayersNetwork.com will feature: (i) 24-hour televised live and prerecorded gaming-related programming, (ii) on-demand information services, including gaming financial reports, casino executive and industry profiles, gaming news reports, national lottery picks, show previews and a gaming travel guide and (iii) interactive multimedia services, including, daily slot and poker tournaments, interactive slot and video play, live chat and interviews with guests from the gaming industry and live events and special report web-cast.

         In December 1999 the Company entered into an agreement with Play Streaming Media Group ("Play") whereby the Company received the right to utilize Play's GlobeCaster video production system for the Company's network operations, video productions and world wide web broadcasting. The Company will utilize this technology to enter the video commerce industry with the launch of a 24-hour television network on their PlayersNetwork.com gaming and entertainment internet portal website. Play's GlobeCaster will enable the Company to record, edit and stream video onto the internet through PlayersNetwork.com. The Company plans to provide live broadcasts and pre-recorded programming on events involving the gaming and entertainment industries.

Distribution and Marketing
--------------------------

         The Company markets its closed-circuit network television programs through "PLAYERS NETWORK" to hotel casinos. The Company's programming is currently available in hotel casinos in Nevada, Iowa, Louisiana and Mississippi. The Company has entered into affiliate agreements with these hotels pursuant to which the Company produces gaming programming for hotel casinos and the hotels distribute the programming to its guests over the hotel's privately operated cable television distribution system. The affiliate agreements usually run for a period of between one to two years and may be renewed upon the mutual agreement of the Company and the hotel. The affiliate agreements provide the hotel and the Company with the opportunity to terminate the agreement upon a breach by the other party of a material term of the agreement and the failure of such party to cure the breach. The fees payable by the hotel to the Company under these agreements may include: (i) an initial production and start up fee, (ii) a monthly programming and customization fee, and (iii) an annual membership fee which covers, among other things, the cost of equipment and maintenance.

         The Company's web site targets the millions of people who visit casinos in the United States each year as well as the individuals who visit gaming destinations worldwide and who have access to the internet through a personal computer (and, to a limited extent, through a Web-TV). PlayersNetwork.com currently attracts individuals seeking gaming instruction, gaming merchandise, travel packages and city directories. As soon as it becomes fully operational, the Company's Web Site will target individuals seeking 24 hour live televised gaming-related programming and interactive multimedia services.

         In order to create an awareness of the Company's existence among individuals in the target markets, the Company intends to focus its marketing efforts primarily on other web sites that are co-branded with the Company's Web Site and which will enable users of the other sites to link up to the Company's Web Site. The use of search engines will also enable PlayersNetwork.com to be listed as a match if users type in key words such as "gaming," "poker," "racing" or "Las Vegas hotels and casinos." The Company will also employ direct marketing techniques that will primarily consist of mass mail campaigns targeting people who have been a guest at a casino resort in the last 36 months. Additionally, the Company will advertise the Company's Web Site through traditional media advertising, including radio, television, print and publicity campaigns.

Competition.
-----------

         The Company is not aware of any other companies that currently offer services similar to the ones it provides within hotels and casinos. The Company believes that the hotels and casinos that currently provide guests with instructional video gaming and entertainment services either produce such products in-house or engage the services of video producers who do not specialize in producing videos for the gaming industry. Unlike these other video producers, the Company has already built a significant gaming video library, developed and acquired market research studies to validate audience demand, owns digital broadcast equipment and software and has aligned itself with a reserve of writers, producers and directors who understand the casino industry.

         Additionally, the Company believes that PlayersNetwork.com is the only web site that focuses on the gaming industry by offering gaming entertainment, education and information, gaming city directories, and thousands of gaming products but does not contain gambling. Although other internet sites provide travel reservation services, offer show tickets and educate their audiences about various gaming destinations, PlayerNetwork.com offers these services in addition to its original programming content.

Principal Suppliers.
-------------------

         The Company's three principal suppliers are: (i) the Gamblers General Store ("General Store"), (ii) iTravel Marketing, Inc. ("Travel") and (iii) Play Streaming Media Group ("Play"). The General Store, which is the largest gambling supply store in the world, has given the Company the right to market and sell the General Store's products on the Company's Web Site. Currently the Company offers 900 products from the General Store's catalogue, including, playing cards, gaming chips, casino tables and slot and video poker machines. Travel provides individuals who are visiting the Company's web site access to, among other things, airline, rental car and hotel room reservations and golf tee-times. Play provides the Company equipment, training and technical support for the Company' s internet broadcast business.

Major Customers
---------------

         In 1998, four customers accounted for 75% of the gross revenue of the Company. These customers were (i) Primmadonna Corporation, which accounted for 26% of the Company's gross revenue in 1998 (the "1998 Gross Revenue"), (ii) the Stratosphere Corporation, which accounted for 22% of the 1998 Gross Revenue,
(iii) Networks North, which accounted for 16% of the 1998 Gross Revenue and (iv) IGT, which accounted for 11% of the 1998 Gross Revenue. In 1999, three customers accounted for 60% of the gross revenue of the Company. These customers were (i) Station Casinos, which accounted for 24% of the Company's gross revenue in 1999 (the "1999 Gross Revenue"),

(ii) Primmadonna Corporation, which accounted for 22% of the 1999 Gross Revenue and (iii) IGT, which accounted for 14% of the 1999 Gross Revenue.

Trademark.
---------

         The slogans "Everybody wants to be a player" and "The only game in town" are registered trademarks of the Company with the United States Patent and Trademark Office. The Company has filed applications for the trademark "Players Network" and for the service mark "Players Network" and is awaiting registration of these marks.

Need for Governmental Approval.
------------------------------

         The Company does not believe that any governmental approvals are required to sell its products or services.

Cost of Research and Development.
--------------------------------

         In the last two years the Company has expended approximately $2,000,000 in research and development activities related to developing the Company's video library and internet site, including market research and the purchase of certain computer hardware and software.


Employees.
---------

         The Company currently has six full-time employees. Management will hire additional employees on an as needed basis. The Company is not a party to any collective bargaining agreement or labor union contract, nor has it been subjected to any strikes or employment disruptions in its history.


Item 2.           Management's Discussion and Analysis of Plan of Operation


Overview
--------

         The Company provides television programming and produces videos related to gaming instruction and information to hotel casinos in Nevada, Iowa, Louisiana and Mississippi on a private cable channel known as "PLAYERS NETWORK". The Company also has an independent working sound stage in Las Vegas on which it produces videos. It also rents this facility to various production companies.

         The Company recognizes its license revenue when the "Affiliate Agreement" is signed and equipment is installed in the hotel premise. All license revenues are non-refundable. The Company met all the requirements of SAB 101, Topic 13, "Revenue Recognition" that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. The Company has three types of revenues. Network revenue, which consists of subscription and licensing revenues, is recognized when subscription agreements are signed and equipment is installed. Advertising revenue is recognized when advertisements are aired. Production and other revenues, which consist of video product, stage rental and other production-related revenues, are recognized when video production is completed and the stage rental period has expired.

         In June 1999, the Company decided to pursue opportunities available on the Internet. In 1999, the Company capitalized approximately $136,000 in web site development costs.

         The web site "PlayersNetwork.com" which is operational and is continually being expanded and upgraded, provides consumers with gaming "How to Play" information in print form and video from the Company's existing library of instructional gaming videos. Through "PlayersNetwork.com" the Company provides visitors with gaming supplies at The Players General Store, a 900 item catalogue of gaming items including "How to Play" books and tapes, playing cards, casino quality gaming chips, casino game table tops, and actual casino tables and slot machines purchased off the floor of Las Vegas' casinos. Also through "PlayersNetwork.com" the Company provides travel, tour, show ticket, and golf time reservation services.

         The Web site also provides information on every casino/gaming site worldwide and "City Guides" to every location where casinos are located. In addition, the site provides financial reports on casino and gaming company stocks.

         The Company is establishing itself as a 24-hour digital web broadcaster featuring live and previously recorded content.

         The Company had accumulated operating deficits of $4,081,956 and $2,853,502 as of December 31, 1999 and December 31, 1998, respectively. However, the Company had stockholders' equity of $885,698 and $527,623 as of December 31, 1999 and December 31, 1998, respectively.

         The Company expects operating losses and negative operating cash flow to continue for a period of twelve months. It anticipates losses to continue because it expects to incur additional costs and expenses related to brand development; marketing and other promotional activities; hiring of management, sales and other personnel; the expansion of infrastructure and customer support services; strategic relationship development; and potential acquisitions of related complementary businesses.

         The Company saves a significant amount of cash by offering a combination of cash and common stock and/or stock options to vendors and outside consultants for services and asset acquisition. The Company issued $1,051,711 and $678,850 in stock and options for this purpose for the years ended December 31, 1999 and December 31, 1998, respectively.

         As part of the Company's Internet e-commerce, the Company expects to enter into many barter arrangements. For the year ended December 31, 1999, the Company recorded certain barter transactions in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions", which resulted in approximately $102,000 in barter revenue, $66,000 in prepaid production cost, $22,000 in capitalized video production costs, $67,000 in web site development costs and $14,000 in travel expenses.

         Although the Company has experienced revenue growth since implementing its Internet e-commerce business, continued revenue growth may not be indicative of future operating results and there can be no assurance that it will achieve or maintain profitability. Due to these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily a good indication of future performance. The results of operations in some future periods may be below the expectations of analysts and investors.


Liquidity and Capital Resources
-------------------------------

         The Company's principal source of operating capital has been provided by private sales of the Company's common stock, stockholders loans and equipment financing arrangements, as well as revenues from the operations. At December 31, 1999, the Company had a working capital deficiency of $401,697. During 1999, the Company supplemented its working capital by receiving cash of $154,375 from the private sale of 379,000 shares of its common stock. In January and February 2000, the Company received cash of approximately $295,000 from the private sale of 665,000 share of its common stock.

         The Company anticipates capital expenditures in excess of $1,000,000 for its operations of PlayersNetwork.com, web broadcasting activities and video production during the next twelve months. The Company believes that the current cash flow generated from its revenues will not be sufficient to fund its anticipated operations. The Company will require additional funding to finance its operations through private sales and public debt or equity offerings. However, there is no assurance that such financing can be obtained by the Company.

         For the year ended December 31, 1999, stockholders and officers converted $312,693 of loans into 979,597 restricted common shares compared to the year ended December 31, 1998 when a stockholder converted $294,069 of loans for 408,430 shares. At December 31, 1999, the company owed an officer $160,397, which was converted into 517,410 of common shares in January 2000.

         As the Company pursues its Internet e-commerce strategy, it expects to increase the number of full time employees. In the fourth quarter of 1999, the Company added three employees raising the total to six. In the first quarter of 2000, two employees were hired raising the total to eight.

Recent Events
-------------

         The company sold approximately $462,000 in common stock from October 1999 through February 2000.

         The Company signed three agreements with hotels in December 1999 and January 2000, which will increase monthly subscription revenues by $10,000 per month. The agreements also include licensing fees of $48,000. The Company did not have any transactions related to these agreements for the year ended December 31, 1999.

         In November 1999, the Company signed a production-for-hire agreement worth $240,000 to produce 40 videos from January to May 2000.

         In December 1999, the Company signed an agreement with Play Streaming Media Group, which agreed to deliver six "GlobeCasters" at no cost to the Company in exchange for syndication of PLAYERS NETWORK online video content. The syndication of online video content is referred to as "V-Commerce," which is an area of high interest among media companies. This equipment enables PLAYERS NETWORK to become a 24-hour a day web network broadcaster. The Players Network will be the first digital network focused gaming and entertainment content. The Company did not have any transaction related to the Play Streaming Media Group for the year ended December 31, 1999. The value of the "Globecasters" received is specified in the agreement. The Company has not assigned any value to syndication rights in 1999.

         In January 2000, the Company signed an agreement with iTravel Marketing and YouTicket.com to fulfill worldwide website room reservations, golf tee times and show tickets. iTravel Marketing also provides e-commerce Internet solutions and software and is the Company's Internet site programmer.

         In January 2000, the Company completed a video production barter transaction for advertising space in various gaming related magazines which, in accordance will result in recognizing approximately $270,000 in revenues in the first quarter of 2000.

         In March 2000, the Company signed a video production agreement with a major casino hotel chain for approximately $50,000 to be completed in the second quarter of 2000.

         With existing subscription and video production agreements in hand, the company should experience nearly 100% revenue growth in the year 2000.


Results of Operations - Years Ended December 31, 1999 and 1998
--------------------------------------------------------------

         Revenues increased 43% from $308,872 for the period ended December 31, 1998 to $441,297 for the year ended December 31, 1999. The Company increased the number of hotel clients from three to five in 1999. The Company recorded approximately

$102,000 in revenues from bartering advertising spots in exchange for post production and web site development services. For the year ended December 31, 1999, the Company had $227,925 in Network Revenue, $130,731 in Advertising Revenue and $82,641 in Production and Other Revenue compared to $232,604 in Network Revenue, $11,806 in Advertising Revenue and $64,462 in Production and Other Revenue for the year ended December 31, 1998.

         The increase in operating expenses was primarily due to increases in consulting and marketing expenses from $255,871 to $630,587 and legal and accounting expenses from $76,368 to $99,808 for the year ended December 31, 1998 compared to the year ended December 31, 1999. Some of the increase was paid in common stock of $250,186 compared to $116,400 for the years ended December 31, 1999 and December 31, 1998, respectively. The majority of the expenses paid in stock were for consulting and advertising.

         Stock-based compensation charged to operations was $703,120 for the year ended December 31, 1999 compared to $324,537 for the year ended December 31, 1998. Stock-based compensation consists of warrants and options issued to outside service providers in lieu of cash. In addition, the Company capitalized $237,913 of stock-based compensation for the year ended December 31, 1998 and $98,405 for the year ended December 31, 1999 as capitalized video production and web development costs.

         Depreciation and amortization increased 114% from $121,969 for the year ended December 31, 1998 to $260,408 for the year ended December 31, 1999. This was due to a change in the estimated useful life of the capitalized video production costs from 10 years to 5.

         Interest expense decreased 32% from $67,859 for the year ended December 31, 1998 to $46,037 for the year ended December 31, 1999 due to the conversion of $312,693 of shareholder loans to common stock at various times from December 31, 1998 to December 31, 1999.


New Accounting Pronouncement
----------------------------

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Adoption of these pronouncements is required for the period beginning on July 1, 2000. The Company does not expect these pronouncements to have a material impact on the results of its operations.

Year 2000 Readiness Disclosure
------------------------------

         Many existing computer programs cannot distinguish between a year beginning with "20" and a year beginning with "19" because they use only the last two digits to refer to a year. For example, these programs may malfunction or fail completely.

         Since our business, and consequently, our hardware, telecommunications and software systems are new, we believe most of these systems are already Year 2000 compliant and we do not expect internal Year 2000 problems to materially affect us. Nevertheless, because our business relies heavily on the internet and on computer and telecommunication systems, including those of our suppliers, customers and other third parties, the Year 2000 problem could seriously harm us.

         To date, we have not experienced any significant Year 2000 problems. Testing and compliance monitoring will continue into 2000 to ensure proper operations and that system changes and additions are Year 2000 compliant, and to support the growth and development of our network.


Item 3.           Description of Property


         The principal executive office of the Company is located at 4620 Polaris Avenue, Las Vegas, Nevada 89103. This facility houses the Company's technical and administrative operations. The Company subleases approximately 7,200 square feet of combined office space and soundproofed warehouse at these premises pursuant to a 12 month sublease which commenced on March 1, 1998 and which is continuing on a month to month basis. The monthly rent is $5,300. The Company is currently negotiating a new lease arrangement for these premises with the lessor.

         The Company believes that this leased property is in good condition, is well maintained and is adequate for the Company's current and immediately foreseeable operating needs. The Company does not have any policies regarding investments in real estate, securities or other forms of property.


Item 4.           Security Ownership of Certain Beneficial Owners and Management


Security Ownership of Certain Beneficial Owners.
-----------------------------------------------

         The following table sets forth information, to the best of the Company's knowledge, as of January 4, 2000, regarding the beneficial ownership of the Company's common stock by each person who is known by the Company to beneficially own more than 5 percent of the Company's common stock.



Title of Class               Name and Address of           Amount and Nature of          Percent of
--------------               --------------------          ---------------------         ----------
                             Beneficial Owner              Beneficial Ownership          Class(1)
                             ----------------              --------------------          --------

Common Stock                 Mark Bradley                  3,580,277(2)                  45%
                             4620 Polaris Avenue
                             Las Vegas, NV 89103

Common Stock                 Cede & Company                1,037,855                     14.9%
                             P.O. Box 222
                             Bowling Green Station
                             New York, NY 10274

Common Stock                 Joost Van Adelsberg           414,258(3)                    5.9%
                             1809 Via Visalia
                             Palos Verdes, CA 90274


(1) This table is based on 6,977,920 shares of Common Stock ("Shares") outstanding on January 4, 2000. If a person listed on this table has the right to obtain additional Shares within sixty (60) days from January 4, 2000, the additional Shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person. (2) This figure includes: (a) 18,000 Shares issuable upon the exercise of currently exercisable stock options, 3,000 of which are exercisable at a price of $.60 per share and 15,000 of which are exercisable at a price of $.75 per share and (b) 950,000
Shares issuable upon the exercise of a currently exercisable warrant, 300,000 of which are exercisable at a price of $1.25 per share, 300,000 of which are exercisable at a price of $.90 per share and 350,000 of which are exercisable at a price of $1.75 per share. (3) This figure includes 36,000 Shares issuable upon the exercise of currently exercisable stock options, 12,000 of which are exercisable at a price of $.75 per share, 3,000 of which are exercisable at a price of $.60 per share and 21,000 of which are exercisable at a price of $2.50 per share.


Security Ownership of Management.
--------------------------------

         The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of January 4, 2000 by: (i) each of the Company's directors, (ii) each of the executive officers named in the summary compensation table set forth in Item 6 -- "Executive Compensation", and
(iii) all directors and executive officers of the Company as a group.


Title of Class               Name and Address of           Amount and Nature of          Percent of
--------------               --------------------          ---------------------         ----------
                             Beneficial Owner              Beneficial Ownership          Class(1)
                             ----------------              --------------------          --------

Common Stock                 Mark Bradley                  3,580,277(2)                  45%
                             4620 Polaris Avenue
                             Las Vegas, NV 89103


Common Stock                 Seth A. Horn                  50,000                        0.7%
                             4652 Charnock Dr.
                             Irvine, CA 92604

Common Stock                 Darius Irani                  252,088(3)                    3.6%
                             1809 Via Visalia
                             Palos Verdes, CA 90274

Common Stock                 Peter Rona                    157,000(4)                    2.2%
                             14 Meteor Dr.
                             Etobicoke, ON
                             MOW 1A4
                             Canada

Common Stock                 Joost Van Adelsberg           414,258(5)                    5.9%
                             1809 Via Visalia
                             Palos Verdes, CA 90274

Common Stock                 Directors and Executive       4,453,623(6)                  55%(7)
                             Officers as a Group

(1) This table is based on 6,977,920 Shares outstanding on January 4, 2000. If a person listed on this table has the right to obtain additional Shares within sixty (60) days from January 4, 2000, the additional Shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2) This figure includes: (a) 18,000 Shares issuable upon the exercise of currently exercisable stock options, 3,000 of which are exercisable at a price of $.60 per share and 15,000 of which are exercisable at a price of $.75 per share and (b) 950,000 Shares issuable upon the exercise of a currently exercisable warrant, 300,000 of which are exercisable at a price of $1.25 per share, 300,000 of which are exercisable at a price of $.90 per share and 350,000 of which are exercisable at a price of $1.75 per share.

(3) This figure includes 43,500 Shares issuable upon the exercise of currently exercisable stock options, 15,000 of which are exercisable at a price of $.75 per share, 3,000 of which are exercisable at a price of $.60 per share and 25,500 of which are exercisable at a price of $2.50 per share.

(4) This figure includes 68,000 Shares issuable upon the exercise of currently exercisable stock options, 65,000 of which are exercisable at a price of $.75 per share and 3,000 of which are exercisable at a price of $.60 per share.


(5) This figure includes 36,000 Shares issuable upon the exercise of currently exercisable stock options, 12,000 of which are exercisable at a price of $.75 per share, 3,000 of which are exercisable at a price of $.60 per share and 21,000 of which are exercisable at a price of $2.50 per share.

(6) This figure is based on the current number of Shares that each director and executive officer of the Company owns plus the number of Shares that each director and executive officer has the right to obtain within 60 days from January 4, 2000.

(7) This percentage was derived by dividing the figure obtained in footnote (6) above by the total number of Shares outstanding as of January 4, 2000 plus the number of Shares that each director and executive officer has the right to obtain within 60 days from January 4, 2000.


Item 5.          Directors and Executive Officers, Promoters and Control Persons


         The Company's directors and executive officers, and their ages as of January 4, 2000 are as follows:

Name                             Age        Position
----                             ---        --------
Mark Bradley                     37         Chief Executive Officer and Director
Seth A. Horn                     44         Chief Financial Officer
Darius Irani                     67         Director
Peter Rona                       53         Chairman and Director
Dr. Joost Van Adelsberg          75         Director

Terms of Directors.
------------------

         Mark Bradley has served as a director of the Company since its inception in 1993. Peter Rona has served as a director of the Company for one year and Dr. Joost Van Adelsberg and Darius Irani have served as directors of the Company for the past two years. The directors of the Company serve as such until the next annual meeting of the stockholders and until their successors are elected and qualified.


Business Experience of the Directors and Executive Officers.
-----------------------------------------------------------

         Mark Bradley founded the Company in 1993 and has served as its chief executive officer from 1993 until the present. During 1997 and 1998, Mr. Bradley was a staff producer/director at United Artists where he produced original programming and television commercials and also directed multi-camera music videos and live to tape sports and variety shows. Mr. Bradley was a studio manager and postproduction supervisor with United Cable Television in Los Angeles in 1988 and 1989. In this capacity he engaged in the production, packaging and syndication of television film productions and a myriad of other entertainment programming content for such media venues as HBO, Nickelodeon, Prime Ticket and MTV. He was also engaged as an independent producer/director, creating and promoting live pay-per-view events for television, negotiating entertainment programming distribution deals and budgeting and packaging television programming. In 1985 he created the Real Estate Broadcast Network which was the first 24-hour real estate channel. In 1984 he joined the partnership of JMJ Communications. He performed media buying and selling services, produced corporate promotional and marketing videos, and developed direct-response marketing companies for consumer products. Mr. Bradley's education includes the completion of the producers program at the University of California Los Angeles.

         Seth Horn is the Company's chief financial officer. He has over ten years of experience in financial and accounting management and has been a certified public accountant for almost 20 years. He has experience in capital markets, mergers and acquisitions, SEC reporting, securities registration and proxy statements. From 1991 to 1998 Mr. Horn was a managing director at General Capital, an Investment Banking firm in Newport Beach, California, from 1997 to 1998 he was the Chief Financial Officer and Controller at International Vinyl Products and from 1998 to 1999 Mr. Horn was a consultant to Powerine Oil Company. Mr. Horn has a Bachelor of Arts degree in accounting and business from Pennsylvania State University.

         Darius Irani is a member of the Board of the Directors of the Company. Mr. Irani has served as the managing partner of DHIJ Management Company, a company that owns and manages real estate income properties from 1992 until the present. From 1964 to 1992 Mr. Irani worked at Allied Signal Aerospace Company ("Allied") in various technical and management capacities. Mr. Irani's most recent position with Allied was as Director of Engineering of the Actuation System Division where he was responsible for the primary and secondary flight controls for both commercial and military aircraft. Mr. Irani holds a Masters Degree in Electrical Engineering from the University of Toronto.

         Peter Rona is the Chairman of the Company and is a member of the Company's Board of Directors. In 1985 Mr. Rona founded a communications and entertainment company named Network North, Inc. ("Network). Mr. Rona is Network's Chairman, President and Chief Executive Officer. Network's wholly owned subsidiary, NTN Interactive Network, Inc. ("NTN") is the exclusive Canadian licensee of NTN Communications, Inc., a leading producer and programmer of interactive television and on-line and internet entertainment. Magic Lantern Communications, Ltd., another wholly owned subsidiary of Network, markets and distributes educational video products, media resources and software to educational networks and governmental agencies. Mr. Rona has been President of Anor Management Services, Ltd., a personal consulting and management company since 1973. He was also a director of NorBee Financial Services, Inc., a company that specializes in mortgage brokerage and other financial services. Mr. Rona received a Bachelor of Arts degree from Sir Williams University in Montreal and Quebec.

         Dr. Joost Van Adelsberg is a member of the Board of Directors of the Company. Dr. Van Adelsberg is a medical doctor and currently has an active family practice in California. He is a member and is on the staff of the Little Company of Mary Hospital in Torrance, California. Dr. Van Adelsberg is a clinical instructor at the Department of Family Practice, School of Medicine at the University of California at Los Angeles.


Family Relationships.
--------------------

         There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.


Involvement in Certain Legal Proceedings.
----------------------------------------

         The Company is not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, promoter or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations. Moreover, no bankruptcy petition has been filed by or against any business of which a director, director nominee, promoter or control person was a general partner or executive officer either at the time of such bankruptcy or within two years prior to that time.


Item 6.           Executive Compensation


                                                                       Long Term Compensation
                                                                       ----------------------
                           Annual Compensation                         Awards         Payouts
                           -------------------                         ------         -------
---------------- ------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
(a)              (b)     (c)               (d)         (e)           (f)           (g)           (h)         (i)
Name and                                               Other                       Securities
Principal                                              Annual        Restricted    Underlying                All Other
Position                                               Compen-sation Stock         Options/      LTIP        Compen-
                 Year    Salary            Bonus                     Award(s)      SARs          Payouts     sation
---------------- ------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Mark Bradley     1997    $75,232.50(1)     None        None          None          None          None        None
CEO
---------------- ------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Mark Bradley     1998    $151,240(2)       None        None          None          None          None        None
CEO
---------------- ------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Mark Bradley     1999    $78,100(3)        None        None          None          None          None        None
CEO
---------------- ------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Peter Rona       1999    $26,350(4)        None        None          None          None          None        None
Chairman
---------------- ------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------

(1) Mark Bradley's salary consisted of cash in the amount of $75,000 and 23,250
Shares valued at $.01 per share. (2) Mark Bradley's salary consisted of cash in the amount of $150,000 and 4,000 Shares valued at $0.31 per share.

(3) Mr. Bradley's salary consisted of cash in the amount of $75,000 and 10,000
Shares valued at $0.31 per share.



(4) Mr. Rona's salary consisted of 85,000 Shares valued at $0.31 per share.



Standard Arrangements
---------------------

         Directors of the Corporation do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are given 2,000 Shares and 3,000 options of the Corporation's Common Stock for each meeting of the Board of the Directors that such director attends.


Item 7.           Certain Relationships and Related Transactions

         There have not been any transactions or proposed transactions during the past two years to which the Company was or is to be a party in which any director, executive officer, any nominee for election as a director, any person holding more than 5% of the Company's voting securities or any member of the immediate family of any of these persons had or is to have a direct or indirect material interest.


Item 8.           Description of Securities

         The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $0.001 par value. As of January 4, 2000, 6,977,920 shares of Common Stock were issued and outstanding. All Shares entitle the holder thereof to: (i) one non-cumulative vote for each share held of record on all matter submitted to a vote of shareholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional Shares or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding Shares are fully paid and non-assessable. There are not provisions in the Articles of Incorporation or the Bylaws of the Company that would delay, defer or prevent a change in control of the Company.


                                     Part II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


         The Company's Common Stock is currently traded on the over the counter bulletin board market (OTCBB) under the symbol PNTV. The following table sets forth the high and low sales prices for each quarter within the last two fiscal years.

Fiscal Year Ended December 31, 1998
-----------------------------------

Quarter Ended                    High Sales Price               Low Sales Price
-------------                    ----------------               ---------------

March 31, 1998                   2 3/4                          2 7/16
June 30, 1998                    2 14/25                        1 /18
September 30, 1998               1 7/16                         9/16
December 31, 1998                1 1/2                          3/8


Fiscal Year Ended December 31, 1999
-----------------------------------

Quarter Ended                    High Sales Price               Low Sales Price
-------------                    ----------------               ---------------

March 31, 1999                   1 1/2                          51/86
June 30, 1999                    11/16                          5/16
September 30, 1999               51/86                          5/16
December 31, 1999                3/4                            10/37

         As of January 4, 2000, there were approximately 164 holders of record of the Company's Common Stock. The Company has not declared or paid any cash dividends on its Common Stock during the past two fiscal years and through September 30, 1999. The Company's board of directors currently intends to retain all earnings for use in the Company's business for the foreseeable future. Any future payment of dividends will depend on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's board of directors.


Item 2.           Legal Proceedings


         The Company is not a party to any pending legal proceeding.


Item 3.           Changes in and Disagreements with Accountants


         The Company hired the accounting firm of Winter and Scheifley ("W&S") to audit its 1996 and 1997 financial statements. During such engagement W&S dissolved. The partner that had been in charge of auditing the Company's financial statements started his own practice and finished the 1996 and the 1997 Company audit. Although Mr. Scheifley proposed to audit the Company's 1998 financial statements, the Board of Directors of the Company determined that the Company should hire a larger and more established accounting company and dismissed Mr. Scheifley on December 17, 1999.

Therefore, in December of 1999 the Company hired the accounting firm of Friedman, Alpren & Green.

         The Company did not have any disagreements with W&S or Mr. Scheifley on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Mr. Scheifley's report on the financial statements for 1996 and 1997 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.


Item 4.           Recent Sales of Unregistered Securities


         During the last three fiscal years the Company has raised capital through private placements and has issued stock to individuals for services rendered to the Company in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The Company's issuance of its common stock did not involve a public offering and no underwriters were used and no underwriting commissions were paid in any of these transactions.

         In 1997, the Company sold an aggregate of 688,174 Shares for a total consideration of $1,135,423.50 as follows:



Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
1/17/97          3,000             Mitsuo Tatsugawa               Cash Sale                 $4,500
1/27/97          4,000             Five Management, LLC           Cash Sale                 $6,000
1/29/97          6,000             David Tarino                   Production Services       $9,000
2/4/97           15,000            Michael Bush                   Production Services       $150
2/4/97           15,000            William Huggins                Production Services       $150
2/4/97           7,500             Five Management, LLC           Cash Sale                 $11,250
3/13/97          27,000            Douglas Johnston               Cash Sale                 $40,500
4/22/97          3,000             Billauer Living Trust          Cash Sale                 $4,500
4/22/97          3,500             Thomas Di Salvatore            Cash Sale                 $5,250
4/22/97          24,000            Merry & Elizabeth Haack        Cash Sale                 $36,000
4/22/97          700               Dan Baker                      Production Services       $1,050
4/22/97          1,500             Nanette Barbera                Production Services       $2,250
4/22/97          12,000            Scott Christensen              Production Services       $18,000
4/22/97          4,000             Al & Linda Colella             Rent                      $6,000
4/22/97          4,300             Diane Driscol                  Production Services       $6,450
4/22/97          7,000             Nancy Ferguson                 Production Services       $10,500
4/22/97          5,330             Huntington Press               Advertising               $7,995
4/22/97          2,800             Alistar McKenneh               Production Services       $4,200
4/22/97          10,000            Bruce Merrin                   Production Services       $15,000
4/22/97          3,000             Tanja Nikolic-Norbert          Production Services       $4,500
4/22/97          7,000             Peter Nissen                   Production Services       $10,500
4/22/97          25,000            Pratt Wylce and Lords          Consulting Services       $37,500
4/22/97          50,000            Sea Change International       Asset Purchase            $75,000
4/22/97          2,000             Roger & Richard Sullivan       Production Services       $3,000


Date             Amount of         Name and Person to Whom Sold   Nature of Consideration   Amount of
----             ----------        ----------------------------   -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
4/22/97          5,000             Mark Wolfson                   Production Services       $7,500
8/7/97           44,375            Chip & Travis Miller           Production Services       $221,875
9/14/97          7,500             MicroCap World, L.L.C.         Cash Sale                 $11,250
9/21/97          6,669             Jerome Feinberg                Cash Sale                 $10,003.50
9/21/97          34,000            Kevork Koushagjian             Cash Sale                 $51,000
9/21/97          2,000             Dana Gelbard                   Cash Sale                 $3,000
9/21/97          2,000             Dustin Gelbard                 Cash Sale                 $3,000
9/21/97          4,000             Aaron Grunfeld                 Cash Sale                 $6,000
9/21/97          2,600             Dick Isaacson                  Cash Sale                 $3,900
9/21/97          12,500            Pratt Wylce and Lords          Cash Sale                 $18,750
9/21/97          2,000             Paul Spiegler                  Cash Sale                 $3,000
9/21/97          42,400            Clint Clark                    Production Services       $63,600
9/23/97          34,000            John Plati                     Cash Sale                 $51,000
9/23/97          1,500             Janet Stein                    Cash Sale                 $2,250
9/23/97          5,000             Ari Stein                      Consulting Services       $50
10/6/97          120,000           Gaming Ventures Corp.          Consulting Services       $180,000
10/6/97          80,000            Gaming Ventures Corp.          Consulting Services       $120,000
10/9/97          500               Nicolette Frederico/Living     Cash Sale                 $750
                                   Trust
10/9/97          1,000             Mitch Kofsky                   Cash Sale                 $1,500
10/9/97          2,000             Garrett Mathney                Cash Sale                 $3,000
12/1/97          3,000             Kevin Stocks                   Cash Sale                 $4,500
12/10/97         16,750            Terrence Bean, P.C.            Cash Sale                 $25,125
12/19/97         16,750            Joost Van Adelsberg (1)        Cash Sale                 $25,125

(1)  Joost Van Adelsberg is a member of the Board of Directors of the Company.


         In 1998, the Company sold an aggregate of 276,933 Shares for a total consideration of $393,900 as follows:


Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
2/26/98          33,333            Joost Van Adelsberg (1)        Cash Sale                 $50,000
4/28/98          10,000            Jerry Kutner                   Marketing Services        $15,000
7/13/98          20,000            Susan Jaslow                   Cash Sale                 $20,000
8/6/98           5,000             Jay Beynon                     Cash Sale                 $5,000
8/7/98           5,000             Billauer Trust                 Cash Sale                 $5,000
8/19/98          10,000            Modern Solutions               Cash Sale                 $10,000
9/28/98          3,000             Mateo Urrutia                  Cash Sale                 $3,000
10/9/98          3,000             Joyce Carrole                  Production Services       $4,500
10/9/98          5,000             Bonnie Feldgreber (2)          Production Services       $7,500
10/9/98          2,000             Titanium White                 Production Services       $3,000
10/9/98          50,000            Casino Journal                 Production Services       $75,000
10/9/98          6,000             Rogich Communications          Production Services       $9,000
10/9/98          3,000             John Raczka                    Production Services       $4,500
10/9/98          15,000            John Dorsett                   Production Services       $22,500
10/9/98          2,000             John Thor                      Production Services       $3,000


Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
10/9/98          2,000             Bess Greenberg                 Legal Accounting          $3,000
                                                                  Services
10/9/98          1,000             Robert Nash                    Production Services       $1,500
10/9/98          15,000            Seltex Corporation             Production Services       $22,500
10/9/98          2,000             Kirsten Ashley                 Board of Directors        $3,000
                                                                  Services
10/9/98          1,600             Linda Colella                  Outside Service           $2,400
10/9/98          5,000             Administrative Systems         Legal Accounting          $7,500
11/9/98          25,000            Jerome Kutner                  Marketing Services        $37,500
11/9/98          3,000             John O'Reilly                  Consulting Services       $4,500
11/9/98          6,000             Joseph Connell                 Production Services       $9,000
11/9/98          3,000             Joseph Connell                 Production Services       $4,500
11/9/98          12,000            Mike Bush                      Production Services       $18,000
11/9/98          10,000            Jerry Kutner                   Marketing Services        $15,000
11/17/98         5,000             Steve Trapp                    Outside Service           $7,500
12/14/98         2,000             Mark Bradley (3)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Mark Bradley (3)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Darius Irani (4)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Darius Irani (4)               Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Peter Rona (5)                 Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Peter Rona (5)                 Board of Directors        $3,000
                                                                  Services
12/14/98         2,000             Joost Van Adelsberg (1)        Board of Directors        $3,000
                                                                  Services

(1)  Joost Van Adelsberg is a member of the Board of Directors of the Company.
(2) Bonnie Feldgreber is the sister of the Chief Executive Officer of the Company.
(3) Mark Bradley is the Chief Executive Officer of the Company and is a member of the Board of Directors of the Company.
(4)  Darius Irani is a member of the Board of Directors of the Company.
(5) Peter Rona is the Chairman of the Company and is a member of the Board of Directors of the Company.


         In 1999, the Company sold an aggregate of 1,518,232 Shares for a total consideration of $877,354 as follows:


Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
1/29/99          25,000            Larry Smith                    Cash Sale                 $25,000
2/22/99          2,000             Kirsten Ashley                 Employee                  $1,500
2/22/99          50,000            Peter Rona (1)                 Consulting Services       $37,500
2/22/99          2,000             Peter Rona (1)                 Consulting Services       $1,500


Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
2/22/99          5,000             Steve Trapp                    Public Relations          $3,750
2/22/99          2,000             Joost Van Adelsberg (2)        Consulting Services       $1,500
2/22/99          2,000             Mark Bradley (3)               Employee                  $1,500
2/22/99          12,000            John Dorsett                   Production Services       $9,000
2/22/99          2,000             Darius Irani (4)               Consulting Services       $1,500
3/22/99          3,000             Derek Schreck                  Production Services       $1,968
3/22/99          3,000             Sydney Schreck                 Production Services       $1,968
4/26/99          70,000            Casino Journal                 Advertising               $32,760
4/26/99          10,000            Kaufman Associates             Consulting Services       $4,680
5/13/99          30,000            Adam Jaslow                    Cash Consideration        $15,000
5/14/99          2,000             Mark Bradley (3)               Board of Director         $1,374
                                                                  Services
5/14/99          2,000             Darius Irani (4)               Consulting Services       $1,374
5/14/99          2,333             John Rigelhoff                 Consulting Services       $1,603
5/14/00          25,000            Rogich Communications          Consulting Services       $17,175
5/14/99          2,000             Peter Rona (1)                 Consulting Services       $1,374
5/14/99          2,000             Joost Van Adeslberg (2)        Consulting Services       $1,374
6/8/99           10,000            Kirsten Ashley                 Employee Bonus            $4,060
6/8/99           2,000             Mark Bradley (3)               Board of Directors        $812
                                                                  Services
6/8/99           355,099           Mark Bradley (3)               Conversion of Loan        $355,099
6/8/99           25,000            Brenda Carter                  Conversion of Loan        $10,250
6/8/99           2,000             Darius Irani (4)               Consulting Services       $812
6/8/99           5,000             Tom Nevitt                     Accounting Services       $2,030
6/8/99           2,000             Peter Rona (1)                 Consulting Services       $812
6/8/99           2,000             Joost Van Adelsberg (2)        Consulting Services       $812
8/26/99          10,000            Terrance Bean                  Cash Sale                 $5,000
10/20/99         3,000             Dominic Cipolla                Cash Sale                 $930
10/16/99         20,000            Malik Pomfret                  Cash Sale                 $6,200
10/27/99         10,000            Joost Van Adelsberg (2)        Cash Sale                 $5,000
12/1/99          10,000            Joost Van Adelsberg (2)        Cash Sale                 $5,000
12/1/99          10,000            Terrance Bean                  Cash Sale                 $3,100
12/1/99          30,000            Robert Bedrossian              Cash Sale                 $9,375
12/1/99          16,000            Steve Di'orio                  Cash Sale                 $4,960
12/1/99          40,000            Donte Holdings                 Cash Sale                 $12,400
12/1/99          80,000            Darius Irani (4)               Conversion of Loan        $22,569
12/1/99          10,000            Darius Irani (4)               Cash Sale                 $5,000
12/1/99          16,000            Dorothy Levin                  Cash Sale                 $4,960
12/1/99          20,000            Jason Loeman                   Cash Sale                 $6,200
12/1/99          80,000            Reddy Vivek                    Cash Sale                 $24,800
12/1/99          20,000            Steve Rose                     Cash Sale                 $6,200
12/1/99          10,000            Kirsten Ashley                 Bonus                     $5,620
12/1/99          2,000             Mark Bradley (3)               Board of Director         $1,124
                                                                  Services
12/1/99          28,000            Wayne Camardo                  Consulting Services       $15,736
12/1/99          2,000             Darius Irani (4)               Consulting Services       $1,124
12/1/99          25,000            Kaufman Associates             Consulting Services       $14,050
12/1/99          5,000             Tom Nevitt                     Accounting Services       $5,620
12/1/99          700               John Rigelhoff                 Production Services       $393






Date             Amount of         Name of Person to Whom Sold    Nature of Consideration   Amount of
----             ----------        ---------------------------    -----------------------   ---------
                 Shares Issued                                                              Consideration
                 -------------                                                              -------------
12/1/99          2,000             Peter Rona (1)                 Consulting Services       $1,124
12/1/99          25,000            Peter Rona (1)                 Consulting Services       $14,050
12/1/99          4,000             Steve Trapp                    Public Relations          $2,248
                                                                  Services
12/1/99          4,000             Steve Trapp                    Public Relations          $2,248
                                                                  Services
12/1/99          4,000             Steve Trapp                    Public Relations          $2,248
                                                                  Services
12/1/99          2,000             Joost Van Adelsberg (2)        Consulting Services       $1,124
12/1/99          15,000            AA Capital Ventures            Consulting Services       $8,430
12/1/99          10,000            John Dorsett                   Production Services       $5,620
12/1/99          2,000             Bess Greenberg                 Accounting Services       $1,124
12/1/99          50,000            Seth Horn (5)                  Consulting Services       $28,100
12/1/99          15,000            Mike Marcovsky                 Consulting Services       $8,430
12/1/99          2,000             Tanja Norbert                  Consulting Services       $1,124
12/1/99          10,000            John Raczka                    Consulting Services       $5,620
12/1/99          2,000             John Thor                      Advertising               $1,124
12/1/99          25,000            iTravel                        Internet Development      $14,050
                                                                  Services
12/9/99          4,000             Mark Allerman                  Cash Sale                 $1,240
12/9/99          1,000             Alexander Aram                 Cash Sale                 $310
12/9/99          6,000             Issam Baghal                   Cash Sale                 $1,860
12/9/99          3,100             Michael Buckworth              Cash Sale                 $3,100
12/9/99          5,000             Joe Csencits                   Cash Sale                 $1,550
12/9/99          2,000             Mark Delorenzo                 Cash Sale                 $620
12/9/99          10,000            Thomas Disalvatore             Cash Sale                 $3,100
12/9/99          10,000            Denise Donahue                 Cash Sale                 $3,100
12/9/99          10,000            Robert Ferrara                 Cash Sale                 $3,100
12/9/99          40,000            Peter Jankowski                Cash Sale                 $12,400
12/9/99          10,000            Walter Janlowski               Cash Sale                 $3,100
12/9/99          20,000            Greg Kolomatis                 Cash Sale                 $6,200
12/9/99          10,000            Mark Malzberg                  Cash Sale                 $3,100
12/9/99          5,000             John Morano                    Cash Sale                 $1,550
12/9/99          4,000             Richard Nopolitano             Cash Sale                 $1,240
12/9/99          2,000             Jan Palombo                    Cash Sale                 $620
12/9/99          6,000             Gregorgy Scholtz               Cash Sale                 $1,860
12/9/99          10,000            Ronald Scholtz                 Cash Sale                 $3,100
12/9/99          10,000            Debra Spilewski                Cash Sale                 $3,100
12/9/99          10,000            Robert Spilewski               Cash Sale                 $3,100
12/9/99          10,000            Sandra Stanzione               Cash Sale                 $3,100
12/9/99          6,000             Agustinus Sudibya              Cash Sale                 $1,860
12/9/99          10,000            Jerome Tomicich                Cash Sale                 $3,100
12/9/99          2,000             Mario Tomicich                 Cash Sale                 $620
12/9/99          10,000            James Waite                    Cash Sale                 $3,100
12/9/99          10,000            Gaming Ventures                Consulting Services       $3,120
12/9/99          12,000            Mike Marcovsky                 Consulting Services       $3,744
12/9/99          4,000             Victor Woinski                 Consulting Services       $1,248

(1) Peter Rona is the Chairman of the Company and a member of its Board of Directors.


(2)  Joost Van Adelsberg is a member of the Board of Directors of the Company.
(3) Mark Bradley is the Chief Executive Officer of the Company and is a member of its Board of Directors.
(4)  Darius Irani is a member of the Board of Directors of the Company.
(5)  Seth Horn is the Chief Financial Officer of the Company.



Item 5.           Indemnification of Directors and Officers


         Section 6 of the Company's Articles of Incorporation contains a provision that eliminates or limits the personal liability of a director, officer or stockholder for damages for breach of a fiduciary duty but does not eliminate or limit the liability of a director, officer or stockholder for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes.

                                    Part F/S




                              THE PLAYERS NETWORK

                              FINANCIAL STATMENTS

                           DECEMBER 31, 1999 AND 1998

                               THE PLAYERS NETWORK

                          INDEX TO FINANCIAL STATEMENTS



              Independent Auditors' Report                                    1
                 as of December 31, 1999 and 1998

              Report of Independent Auditors as of December 31, 1997         1A

              Balance Sheet as of December 31, 1999 and 1998                 2

              Statement of Operations
                 Years Ended December 31, 1999 and 1998                      3

              Statement of Cash Flows
                 Years Ended December 31, 1999 and 1998                      4

              Statement of Changes in Stockholders' Equity
                 Years Ended December 31, 1999 and 1998                      5

              Notes to Financial Statements                               6 - 16

FRIEDMAN
ALPREN &                                                     1700 BROADWAY
GREEN LLP                                                    NEW YORK, NY 10019
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS                 212-582-1600
                                                             FAX 212-265-4761
                                                             www.nyccpas.com






                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
   THE PLAYERS NETWORK


           We have audited the accompanying balance sheet of THE PLAYERS NETWORK as of December 31, 1999 and 1998, and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE PLAYERS NETWORK as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





Friedman Alpren & Green LLP


March 20, 2000

REPORT OF INDEPENDENT AUDITORS




Shareholders and Board of Directors
The Players Network

We have audited the accompanying balance sheet of The Players Network as of December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Players Network (a development stage Company) as of December 31, 1997, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.





                                           James E. Scheifley & Associates, P.C.


                                                    Certified Public Accountants

Denver, Colorado
September 9, 1998


                               THE PLAYERS NETWORK
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



                                                                   1999                      1998
                                                            --------------------      --------------------
ASSETS

     Current assets
         Cash                                                          $ 64,295                   $ 1,823
         Prepaid expenses                                                66,718                     2,336
                                                            --------------------      --------------------
            Total current assets                                        131,013                     4,159

     Property and equipment - net                                       299,143                   329,599

     Capitalized video production costs - net                           882,226                   940,848

     Capitalized web site development costs                             135,900                         -

     Intangible and other assets                                          8,677                    10,953
                                                            --------------------      --------------------

         Total assets                                               $ 1,456,959               $ 1,285,559
                                                            ====================      ====================


LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities
         Accounts payable                                              $ 96,033                  $ 92,957
         Accrued expenses                                               115,109                    31,696
         Current portion of long-term liabilities                        14,671                    22,932
         Installment purchase agreement                                 146,500                   156,500
         Notes payable, stockholders                                    160,397                   411,304
                                                            --------------------      --------------------
              Total current liabilities                                 532,710                   715,389


     Long-term liabilities, less current portion                         38,551                    42,547
                                                            --------------------      --------------------

            Total liabilities                                           571,261                   757,936
                                                            --------------------      --------------------

Stockholders' Equity

         Common stock, $.001 par value;
            25,000,000 shares authorized,
            6,741,251 and 4,666,821 shares
            issued and outstanding                                        6,741                     4,666
         Additional paid-in capital                                   4,960,913                 3,376,459
         Accumulated deficit                                         (4,081,956)               (2,853,502)
                                                            --------------------      --------------------
            Stockholders' equity                                        885,698                   527,623

                                                            --------------------      --------------------
         Total liabilities and stockholders' equity                 $ 1,456,959               $ 1,285,559
                                                            ====================      ====================




   The accompanying note are an integral part of these financial statements.




                               THE PLAYERS NETWORK
                             STATEMENT OF OPERATIONS
                 For The Years Ended December 31, 1999 and 1998








                                                                    1999                         1998
                                                             --------------------         --------------------

      Revenues
         Network                                                       $ 227,925                    $ 232,604
         Advertising                                                     130,731                       11,806
         Production and other                                             82,641                       64,462
                                                             --------------------         --------------------
             Total revenues                                              441,297                      308,872
                                                             --------------------         --------------------

      Operating expenses
         Selling, general and administrative                           1,363,306                      911,074
         Depreciation and amortization                                   260,408                      121,969
                                                             --------------------         --------------------
             Total operating expenses                                  1,623,714                    1,033,043
                                                             --------------------         --------------------

      Other expenses
         Interest expense                                                 46,037                       67,859
                                                             --------------------         --------------------

      Net loss                                                      $ (1,228,454)                  $ (792,030)
                                                             ====================         ====================

      Basic and diluted loss per share                                   $ (0.23)                     $ (0.19)

      Weighted average shares outstanding                              5,258,891                    4,070,204



   The accompanying notes are an integral part of these financial statements.




                               THE PLAYERS NETWORK
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                              1999                         1998
                                                                       --------------------         -------------------
OPERATING ACTIVITIES:

     Net loss                                                                 $ (1,228,454)                 $ (792,030)

     Adjustments to reconcile net loss to
       net cash used in operating activities
         Depreciation and amortization                                             260,408                     121,969
         Barter transactions                                                       (88,000)
         Notes payable, stockholders                                                61,786                     155,847
         Common stock issued for services                                          250,186                     116,400
         Stock-based compensation, non-employees                                   703,120                     324,537
                                                                       --------------------         -------------------
                                                                                   (40,954)                    (73,277)
          Changes in assets and liabilities:
            Prepaid expenses                                                         1,753                        (176)
            Accounts and other payables                                             (6,924)                     (8,656)
            Accrued expenses                                                        16,413                      31,695
                                                                       --------------------         -------------------
     Net cash used in operating activities                                         (29,712)                    (50,414)
                                                                       --------------------         -------------------
                                                                       --------------------         -------------------

      Investing activities
            Increase in capitalized video production costs                        (110,319)                   (130,263)
            Acquisition of equipment                                                (7,125)                    (21,359)
            Increase in intangible assets                                             (240)                     (2,831)
                                                                       --------------------         -------------------
     Net cash used in investing activities                                        (117,684)                   (154,453)
                                                                       --------------------         -------------------

     Financing activities
            Proceeds from the issuance of common stock                             222,125                      93,000
            Proceeds from equipment loan                                                 -                      42,800
            Payments on long-term liabilities                                      (12,257)                     (7,904)
                                                                       --------------------         -------------------
     Net cash provided by financing activities                                     209,868                     127,896
                                                                       --------------------         -------------------

     Net increase (decrease) in cash                                                62,472                     (76,971)

     Cash, beginning of year                                                         1,823                      78,794
                                                                       --------------------         -------------------

     Cash, end of year                                                            $ 64,295                     $ 1,823
                                                                       ====================         ===================


     Supplemental cash flow information
         Interest paid                                                             $ 8,983                     $ 7,013

     Non-cash investing and financing activities
         Capitalized web site costs paid with common stock and stock options      $ 68,900                         $ -
         Capitalized web site costs resulting from barter transactions              67,000                           -
         Capitalized video production costs paid with common stock
            and stock options                                                       29,505                     237,913
         Capitalized video production costs resulting from barter transactions      21,865                           -
         Common stock issued in exchange for notes payable, stockholders           312,693                     294,069





   The accompanying notes are an integral part of these financial statements.



                 THE PLAYERS NETWORK
    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                Additional
                                                           Common Stock           Paid-in       Accumulated
                                                         Shares      Amount       Capital         Deficit         Total
                                                         --------------------------------------------------------------


Balance at January 1, 1998                                3,981,458   $ 3,981     $ 2,311,226     $ (2,061,472)   $ 253,735

Stock issued for cash                                        76,333        76          92,924                -       93,000

Stock issued for services                                   200,600       201         300,699                -      300,900

Stock based compensation from options and warrants                -         -         377,949                -      377,949

Stock issued at fair value to stockholder in exchange
 for notes                                                  408,430       408         293,661                -      294,069

Net loss                                                          -         -               -         (792,030)    (792,030)
                                                         --------------------------------------------------------------

Balance at December 31, 1998                              4,666,821     4,666       3,376,459       (2,853,502)     527,623

Stock issued for cash                                       595,800       596         221,529                -      222,125

Stock issued for services                                   499,033       499         288,306                -      288,805

Stock-based compensation from options and warrants                -         -         762,906                -      762,906

Stock issued at fair value to stockholders in exchange
 for notes                                                  979,597       980         311,713                -      312,693

Net loss                                                          -         -               -       (1,228,454)  (1,228,454)

                                                      ----------------------------------------------------------------------
Balance at December 31, 1999                              6,741,251   $ 6,741     $ 4,960,913     $ (4,081,956)   $ 885,698
                                                      ======================================================================


   The accompanying notes are an integral part of these financial statements.


                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Players Network (the "Company") was organized under the laws of the State of Nevada on March 16, 1993. The Company is engaged in the development and marketing of a customized, interactive, full-service gaming television network. In addition, the Company is developing a web site for the purpose of selling primarily gaming supplies and travel-related services over the Internet. This web site will become operational during January 2000 and, accordingly, revenues from this activity were immaterial during the years ended December 31, 1999 and 1998.

The Company filed a 15c2-11 with the National Association of Securities Dealers, which became effective on March 30, 1998 and received the stock-trading symbol PNTV. The Company's common stock is listed on the Over the Counter Bulletin Board.

Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Capitalized video production costs:
Capitalized video production costs which are expected to benefit future periods are capitalized as incurred. The individual film forecast method is used to amortize these costs. Under this method, costs accumulated in the production of a video are amortized in the proportion that gross realized revenues bear to management's estimate of total gross revenues. Amortization expense of approximately $221,000 and $84,000 was charged to operations for the years ended December 31, 1999 and 1998, respectively. Accumulated amortization was approximately $305,000 and $84,000 at December 31, 1999 and 1998, respectively.

Property and equipment:
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in that period. The cost of repairs and maintenance is charged to operations as incurred and significant renewals or betterments are capitalized.

Useful lives for property and equipment are as follows:

                 Office furniture                        10 years
                 Office equipment                       3-10 years
                 Video equipment                         10 years

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



Capitalized web site development costs:
The Company has capitalized certain costs associated with the development of its e-commerce web site, PLAYERSNETWORK.COM. The Company follows the guidance promulgated by Statement of Position 98-1, "Accounting for Software Developed for Internal Use," which requires that all costs incurred to establish technological feasibility should be expensed as incurred. After technological feasibility was established, development costs are capitalized and amortized over the estimated useful life. Total costs capitalized through December 31, 1999 were $135,900. These costs will be amortized on a straight-line basis over a period of three years. There was no amortization expense in 1999.

Intangible assets:
The Company has applied for trademark protection for its videos. Trademark costs of approximately $2,700 are amortized using the straight-line method over a period of ten years.

Long-lived assets:
The Company makes reviews for the potential impairment of long-lived assets and certain identifiable intangibles, such as capitalized video production costs and capitalized web site development costs, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has identified approximately $2,000 of impairment losses for finance costs in 1999. Such losses were written off and included in the 1999 financial statements.

Income taxes:
The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance has been established until realization of deferred tax assets is reasonably assured. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Basic and diluted loss per share:
The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share is the same as basic loss per share because the assumed exercise of potential common stock would have an anti-dilutive effect.

Barter transactions:
The Company accounts for barter transactions in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions", which requires the recognition of revenue and expense only if the fair value of the advertising surrendered is determinable based on the Company's experience in receiving cash or other consideration readily convertible to cash.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



Revenue recognition:
Network revenue, which consists of subscription and licensing revenues, is recognized when subscription agreements are signed and equipment is installed. Advertising revenue is recognized when advertisements are aired. Production and other revenues, which consist of video production, stage rental and other production-related revenues, are recognized when video production is completed and the stage rental period has expired.

Advertising costs:
The Company's policy is to expense advertising costs as a period expense. Advertising costs of $35,755 and $475 were charged to operations during the years ended December 31, 1999 and 1998, respectively.

Stock-based compensation:
The Company has adopted Statement of Financial Accounting Standard No. 123 (SFAS
123), "Accounting for Stock-Based Compensation". In accordance with SFAS 123, the Company records stock-based compensation for stock instruments issued to nonemployees in exchange for goods or services based on the fair value of goods and services received or the fair value of stock instruments surrendered. The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees".

Comprehensive income:
SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income (loss), which consists of net income or net loss and other comprehensive income. Other comprehensive income (loss) consists of unrealized gains and losses that are not recorded in the traditional statement of operations and, instead, are presented as a separate section of stockholders' equity on the balance sheet. During the years ended December 31, 1999 and 1998, the Company had no other comprehensive income.

New accounting pronouncement:
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Adoption of these pronouncements is required for the period beginning on July 1, 2000. The Company does not expect these pronouncements to have a material impact on the results of its operations.

Reclassifications:
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                 1999                 1998
                                            --------------       ---------

        Furniture and equipment             $       21,334       $       14,209
        Video equipment                            359,622              359,622
        Work in process                             21,359               21,359
                                            --------------       --------------

           Total cost                                                   395,190

        Accumulated depreciation                  (103,172)             (65,591)
                                            --------------       --------------

        Net book value                      $      299,143       $      329,599
                                            ==============       ==============

Work in process consists of the construction cost of the video production booth, which will be completed in the year 2000.

The cost of equipment held under capital leases totaled $33,121 at December 31, 1999 and 1998, respectively. The related accumulated depreciation was $18,312 and $9,156 at December 31, 1999 and 1998, respectively.

Depreciation expense charged to operations amounted to $37,581 and $37,257 for the years ended December 31, 1999 and 1998, respectively.


3. INSTALLMENT EQUIPMENT PURCHASE

During 1997, the Company entered into an agreement with a vendor to purchase video equipment for $326,500. The purchase has been executed through the exchange of 50,000 shares of common stock valued at $75,000, cash payment of $176,500 to be made in 1998, and $75,000 of deferred advertising services to be performed over a 3 year period. In addition, the vendor was given options to purchase an additional 20,000 shares of common stock at $2.50 per share and 30,000 shares at $3.00 per share. The options expired and were never exercised. The Company made $30,000 in payments of the installment agreement and performed $10,000 of advertising services.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




4. NOTES PAYABLE, STOCKHOLDERS

The Company had short-term notes payable to the president and two other stockholders aggregating $160,397 and $411,304, including accrued interest, as of December 31, 1999 and 1998, respectively. The notes are unsecured, payable on demand and bear interest at 10% per annum. Each of the note holders has the option to convert the debt instrument into shares of common stock at the average prevailing price per share at any time prior to repayment. During the years ended December 31, 1999 and 1998, these notes were issued in lieu of payments of salary to the president and interest accrued on these notes. Notes totaling $312,693 were converted into 979,597 common shares at various times throughout 1999 using the market value when the conversions were made. Notes payable to the president of $160,397 at December 31, 1999 were converted to 517,410 common shares in January 2000.


5. LONG-TERM LIABILITIES

The Company has the following long-term liabilities:

                                                       1999            1998
                                                   -----------     --------

         Capital lease obligation payable to
         Advanta Business Services,
         collateralized by specified video
         equipment, payable in monthly
         installments of $228 including
         interest at 24.84%.                       $     5,075     $     6,376

         Capital lease obligation payable to
         Granite Financial Services,
         collateralized by specified video
         equipment, payable in monthly
         installments of $661 including
         interest at 18.39%.                            14,515          19,283

         Equipment loan payable to Granite
         Financial Services, collateralized
         by specified video equipment,
         payable in monthly installments of
         $1,022 including
         interest at 16.4%.                             33,632          39,820
                                                   -----------     -----------

                                                   $    53,222     $    65,479
                                                   ===========     ===========

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Future minimum payments at December 31, 1999 are as follows:

        Year Ending
        -----------

            2000                                         $     22,944
            2001                                               22,944
            2002                                               14,502
            2003                                                7,154
                                                         ------------



            Less: amount representing interest                 14,322
                                                         ------------

                                                               53,222

            Less: current portion                              14,671
                                                         ------------

                                                         $     38,551
                                                         ============


6. STOCKHOLDERS' EQUITY

Common stock:
During the year ended December 31, 1998, the Company issued 123,000 shares in exchange for capitalized video production costs valued at $184,500 and 77,600 shares in exchange for services valued at $116,400. In addition, the president of the Company converted $294,069 of debt owed to him for 408,430 shares.

During the year ended December 31, 1999, the Company issued 28,700 of shares in exchange for capitalized video production costs valued at $18,949 and 470,333 shares in exchange for services valued at $269,856. In addition, stockholders converted $312,692 of notes into 979,597 common shares.

Stock warrants:
On January 15, 1996, the Company issued 90,000 warrants to five specific stockholders of record, with a 30-day call option at $.001 per warrant. The warrants expire on January 14, 2000 and carry an exercise price of $2.50 per share.

On December 4, 1997, the Company's president and principal stockholder received 350,000 warrants with an exercise price of $1.50 per share and a 60-month expiration period.

In 1999, the Company's president and principal stockholder received 150,000 warrants with an exercise price of $1.25 per share expiring December 31, 2000.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Stock Options:
On January 20, 1997, the Company approved the issuance of 50,000 stock options as part of the purchase of video equipment (see Note 3).

On January 1, 1998, the Company issued 452,000 stock options for services that expire in 12 to 24 months and carry an exercise price of $2.50. In addition, the Company approved 299,500 stock options from February to December 1998 that expire in 12 to 24 months and carry exercise prices that range from $.60 to $2.50.

During 1999, the Company issued 659,000 stock options for services that expire in 24 months and with exercise prices ranging from $.75 to $2.50.

As of December 31, 1999, none of the warrants or options had been exercised.


7. INCOME TAXES AND DEFERRED INCOME TAXES

Income taxes and components of deferred tax assets are as follows:

                                                     1999               1998
                                               ------------      -------------
         Deferred tax assets
            Net operating loss carryforwards   $  1,074,444      $     931,515
            Stock-based compensation                588,399            110,343
                                               ------------      -------------

                                                                     1,041,858
            Less - Valuation allowance           (1,662,843)        (1,041,858)
                                               ------------      -------------

              Net deferred tax asset           $    -0-          $     -0-
                                               ============      =============


The Company has available net operating loss carryforwards of approximately $3,160,000, which expire as follows: 2010, $9,000; 2011, $1,732,000; 2012,
$531,000; 2018, $339,000 and 2019, $549,000.


8. COMMITMENTS

Effective December 4, 1997, the Company entered into a five-year employment agreement with its president, who is responsible for the day-to-day operations of the Company's business, the implementation of policies and creative direction of the Company. The agreement provides for an annual base salary of $70,000, adjusted annually for cost of living increases. As Executive Producer and Creator, the president will also be entitled to a 5% fee on any Company royalties received on the production content developed and produced by him. Unpaid and accrued salaries of approximately $62,000 and $115,000 are included in notes payable to stockholders at December 31, 1999 and 1998, respectively.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




The Company entered into numerous "Hotel Affiliate Sales Agreements" with various hotels to provide an in-house gaming channel over a privately operated cable television distribution system. The Company agrees to install digital playback equipment and provide the programming, maintenance and service to this equipment at no additional cost. The term of these agreements ranges from 12 months to 24 months with renewal options.

On July 8, 1998, the Company entered into an "Independent Consulting/Finders Fee Agreement" with an independent sales/marketing consultant to enhance the Company's business, for a term of 24 months. The Company agreed to pay the independent contractor a base fee of $52,000 per year in cash and 25,000 shares of restricted stock. He also received a 10% commission on all upfront money for production and equipment along with a 3% commission on the gross/net revenues as defined. The agreement was terminated in March 1999.

Effective January 1, 1999, the Company entered into an agreement with a director to act as the Chairman of the Board of Directors in exchange for 50,000 shares of restricted stock and 50,000 options that expire in 24 months and carry an exercise price of $1.50.


9. STOCK OPTIONS AND WARRANTS

The Company has issued stock options and warrants to purchase the Company's common stock to officers, key employees, directors and outsiders as compensation and for services rendered. The stock options and warrants are summarized as follows:


                                                                      Weighted                             Weighted
                                                      Number           Average            Number            Average
                                                        of            Exercise              of             Exercise
                                                      Options           Price            Warrants            Price
                                                      -------           -----            --------            -----

Outstanding at January 1, 1998                          495,500        $ 2.46              990,000         $ 3.96
Issued                                                  751,500          2.19                -               -
Exercised                                                 -              -                (100,000)          1.75
Expired                                                (250,000)         2.37             (450,000)          6.67
Cancelled                                                 -              -                   -               -
                                                    -----------                        -----------

Outstanding at December 31, 1998                        997,000          2.26              440,000           1.70
Issued                                                  659,000           .81              150,000           1.25
Exercised                                                 -              -                   -               -
Expired                                                (415,500)         2.45                -               -
Cancelled                                                 -              -                   -               -
                                                    -----------                        -----------

Outstanding at December 31, 1999                      1,240,500          1.43              590,000           1.75
                                                    ===========                        ===========

Stock options exercisable at:
   December 31, 1999                                  1,240,500          1.43
   December 31, 1998                                    997,000          2.26

Warrants exercisable at:
   December 31, 1999                                                                       590,000           1.75
   December 31, 1998                                                                       440,000           1.70


                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Summary information about the Company's stock options and warrants outstanding at December 31, 1999 is as follows:


                                                              Outstanding and                 Weighted Average
                              Weighted Average                 Exercisable at                Contractual Periods
                               Exercise Price                December 31, 1999                    in Years
                               --------------                -----------------                    --------

OPTIONS
-------
                                   $   .60                            12,000                        1.83
                                       .75                           634,000                        1.93
                                      1.75                           263,000                        2.00
                                      2.50                           331,500                        2.02
                                                               -------------

                                   $  1.43                         1,240,500                        1.95
                                   =======                     =============                       =====

WARRANTS
--------
                                   $  1.25                           150,000                        2.00
                                      1.50                           350,000                        2.87
                                      2.50                            90,000                        4.00
                                                               -------------

                                   $  1.75                           590,000                        2.96
                                   =======                     =============                       =====


The Company accounts for stock options and warrants issued to non-employees under the fair value method, pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of these stock options and warrants was calculated at the date of issuance using a Black-Scholes Option Valuation Model assuming risk-free interest rates of 6.22% and 5.95% and a volatility factor of expected market price of the Company's common stock of 172.87%. Under the provisions of SFAS No. 123, compensation expense arising from the issuance of stock options and warrants for the years ended December 31, 1999 and 1998 was $703,120 and $324,537, respectively, which was included in selling, general and administrative expenses.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




The Company also measures compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 in accounting for stock options issued to employees. Accordingly, compensation cost of $2,884 and $602 has been recorded for stock options issued to employees for the years ended December 31, 1999 and 1998, respectively, using the intrinsic value method. In addition, the fair value of each stock option and warrant issued has been estimated on the issuance date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimating the fair value:

             Dividend yield                                       0%
             Risk-free interest rate                       5.95% and 6.22%
             Expected life                                  1 and 2 years
             Expected volatility                               172.87%

Had compensation cost been determined under SFAS No. 123, net loss per share for the years ended December 31, 1999 and 1998 would have been increased as follows:


                                                           1999                 1998
                                                     ----------------     ----------

               Net loss
                  As reported                        $     (1,228,454)    $       (792,030)
                  Pro forma                                (1,622,939)          (1,036,539)

               Basic and diluted loss per share
                  As reported                        $          (.23)     $          (.19)
                  Pro forma                                     (.31)                (.25)


10. BARTER TRANSACTIONS

In 1999, the Company transferred software acquired from a vendor to a video postproduction company in exchange for $88,000 in postproduction services, of which the Company utilized approximately $22,000 of services. These transactions are reflected in the financial statements for the year ended December 31, 1999.

In connection with two subscription agreements with hotels, the Company receives up to $5,000 per month in complimentary room and food services. In 1999, the Company utilized approximately $13,600 in room and food services. These transactions are reflected in the 1999 financial statements.

The Company entered into an agreement to render advertising services, in exchange for various services for approximately $350,000. For the year ended December 31, 1999, unrendered advertising services of $67,000 have been accrued and reflected in the 1999 financial statements.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




11. MAJOR CUSTOMERS

Sales to three customers were approximately 60% and 58% of total revenues for the years ended December 31, 1999 and 1998, respectively.


12. SUBSEQUENT EVENTS

In January and February 2000, the Company issued approximately 665,000 shares of common stock for approximately $295,000.

                                    Part III

Item 1.           Index to Exhibits

Exhibit Number     Title of Exhibit                                     Page No.
--------------     ----------------                                     --------

(2)(A)(1)          Articles of Incorporation of The Players Network
(2)(A)(2)          Bylaws of The Players Network
(6)(A)(1)          Sublease Agreement between Players Network and Colella
                   Productions, Inc.
(6)(B)(1)          Agreement
16                 Letter of James Scheifley

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on behalf of the undersigned, thereunto duly authorized.


Dated: April 13, 2000

                                    The Players Network


                                    By:     /s/ Mark Bradley
                                       ---------------------
                                    Its: Chief Executive Officer